

April 26, 2016

<u>Via E-mail</u>
Mr. Joseph A. De Perio
Chairman of the Board
Imation Corp.
1 Imation Way
Oakdale, Minnesota 55128

Re: **Arlington Asset Investment Corp.**
Preliminary Proxy Statement on Schedule 14A
Filed April 20, 2016 by Imation Corp. et al.
File No. 001-34374

Dear Mr. De Perio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Cover page</u>

1.   Disclosure states that the participants "believe there is a compelling opportunity to turn around the financial performance of the Company and create significant shareholder value." Please disclose any specific plans or proposals that the participants may have in this regard, or disclose that they have none at this time.

<u>Reasons for our Solicitation, page 6</u>

2.   Disclosure states that a reason for the solicitation is that the directors and named executive officers of the company do not have significant economic ownership of the company. At the same time, disclosure states that your nominees beneficially own

0.048% of the common stock of the company. Please advise, or revise your disclosure to address this matter.

Proposal 1 – Election of Directors, page 8

3.   We understand that Mr. Maillian may have reportable business experience at BJE, LLC and Rideau Lyons & Co. If so, please disclose this experience.

Solicitation of Proxies, page 17

4.   Please disclose whether reimbursement will be sought from the registrant, rather than disclose that it may be sought. See Item 4(b)(5) of Schedule 14A. Please also disclose that the determination to reimburse will be made by a board of directors that may include some or all of your nominees.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Eleazer Klein, Esq.
        Schulte Roth & Zabel LLP